FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces the New BlackBerry Bold 9700 Smartphone	3

Document 1

October 21, 2009

RIM Introduces the New BlackBerry Bold 9700 Smartphone

New 3G Smartphone Delivers High-End Features and Performance
With a Compact and Highly Refined Design

October 21, 2009 – Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the sleek and powerful BlackBerry® Bold™ 9700 smartphone. The new BlackBerry Bold 9700 offers an extensive array of high-end communications and multimedia features in a compact and highly refined design that will appeal to both men and women and for both professional and personal use.

The BlackBerry Bold 9700 smartphone offers top-of-the-line performance, functionality and features with support for 3G HSDPA networks around the world, a next-generation (624 MHz) processor, 256 MB Flash memory, built-in GPS and Wi-Fi®, a 3.2MP camera and a sharp, dazzling display. Cutting edge engineering and premium finishes extend to the exterior of the handset as well, with a smoothly integrated touch-sensitive trackpad and a highly tactile, distinctive, fretted keyboard. The dark chrome frame and leatherette back add to the new smartphone's sleek and elegant look, while the narrow profile, balanced weight and soft-touch sides allow it to feel incredibly comfortable in one hand.

"The BlackBerry Bold 9700 builds on the success of the original BlackBerry Bold with new, state-of-the-art features and a smaller, lighter and highly optimized design that looks, feels and performs great," said Mike Lazaridis, President and Co-CEO, Research In Motion.

Key features of the BlackBerry Bold 9700 smartphone include:

•	Sleek design measuring 4.29" x 2.36" x 0.56" (109 mm x 60 mm x 14.1 mm) and weighing only 4.3 oz (122 grams)
•	Sharp and dazzling 2.44” light-sensing display (480 x 360 resolution at 245 ppi)
•	Highly tactile full-QWERTY keyboard – with finely sculpted keys and chrome frets – for fast, accurate typing
•	Innovative touch-sensitive trackpad that allows intuitive and responsive navigation
•	Built-in Wi-Fi (802.11 b/g) with support for Wi-Fi calling via UMA where available
•	3.2 MP camera with variable zoom, autofocus, flash and video recording
•	BlackBerry® OS 5.0, offering users email management and calendar enhancements* as well as a better browsing experience with faster JavaScript and CSS processing
•	Built-in GPS for maps and other location-based applications, as well as photo geotagging
•
Media player for videos, pictures and music (music play now extended up to 38 hours), plus support for BlackBerry® Desktop Manager for both PCs and Macs, and BlackBerry® Media Sync for easily syncing iTunes® and Windows Media® Player music with the smartphone**

•	3.5 mm stereo headset jack, dedicated volume controls, Lock and Mute keys seamlessly integrated across the top of the handset
•	microSD/SDHD memory card slot that supports up to 16 GB cards today and is expected to support 32 GB cards when available; a 2GB card is included
•	256 MB of Flash memory

•
Access to BlackBerry App World™, featuring a broad and growing catalog of mobile applications developed specifically for BlackBerry smartphones. Categories include games, entertainment, IM and social networking, news, weather, productivity and more.

•	Premium and easy-to-access phone features, background noise suppression technology and high quality speakerphone
•	Bluetooth® (2.1) with support for Secure Simple Pairing, hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals
•	Support for BlackBerry® Internet Service and BlackBerry® Enterprise Server
•	Available in two versions to support various carrier 3G network frequency combinations:
-	UMTS/HSDPA 2100/1900/850/800 MHz and quad-band EDGE/GPRS/GSM
-	UMTS/HSDPA 2100/1700/900 MHz and quad-band EDGE/GPRS/GSM
•	Removable, rechargeable 1500 mAhr battery that provides approximately 6 hours of talk time and 17 days of standby time in 3G mode

The BlackBerry Bold 9700 smartphone is expected to be available from carriers around the world beginning in November. For more information visit www.blackberry.com/bold9700.

* Some features require BlackBerry Enterprise Server 5.0
** Certain music files may not be supported, including files that contain digital rights management technologies.

About Research In Motion
Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

RIM Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 21, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations